FRAN STOLLER Partner

345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

August 23, 2011

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Coronado Biosciences, Inc.
Registration Statement on Form 10-12G
File No. 000-54463

Dear Mr. Reidler:

On behalf of our client, Coronado Biosciences, Inc., a Delaware corporation (“Coronado” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended Registration Statement on Form 10-12G (the “Amended Form 10”).

The Amended Form 10 is being filed to respond to the comments set forth in the Staff’s letter dated August 9, 2011 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form 10, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended Form 10.

The Amended Form 10 also includes updated interim financial statements for the six month periods ended June 30, 2010 and 2011 in accordance with the requirements of Regulation S-X.

Comment Number	Response

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If

Jeffrey P. Riedler

August 23, 2011

our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company understands the nature of the Staff’s comment and has endeavored to make appropriate changes to the disclosure in the Amended Form 10 in accordance therewith.

2.	We note that you have submitted an application for confidential treatment with respect to some of the documents you have filed as exhibits to your registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover.

The Company understands that any comments relating to its confidential treatment request will be provided by the Staff under separate cover.

Cautionary Note Regarding Forward-Looking Statements, page 3

3.	We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure here and in your management discussion and analysis at page 29 to clarify that the safe harbor does not apply to any forward-looking statements contained in the prospectus.

The reference to the Private Securities Litigation Reform Act of 1995 on pages 2 and 29 has been removed to clarify that the Company’s forward-looking statements are not covered by the safe harbor available under the PSLRA until such time as it is a reporting company under the Exchange Act.

Item 1. Business

Industry, page 4

4.	We note that your registration statement includes the following statements:

•	On page 4: “Although immunosuppressant and TNF-a inhibitors are effective maintenance therapies, fewer than 50% of patients maintain long-term remission with these drugs;”

Jeffrey P. Riedler

August 23, 2011

•	On page 4: “The majority of Crohn’s patients require surgery during their lifetime despite available therapies;” and

•	On page 4: “...research strongly suggests that genetic susceptibility and environmental factors, coupled with an abnormal immune response, contribute to the development of the disease.”

Please provide your basis for these statements or delete them from your registration statement.

The disclosure on page 4 of the Amended Form 10 has been expanded to provide the basis for each of the statements referenced in the Staff’s Letter.

Our Product Candidates, page 5

5.	We note your statement that CNDO-201 originates from the work of Dr. Joel V. Weinstock and your reference to his research with regard to parasitic helminth (worm) infections. Please revise your disclosure to discuss whether and when Dr. Weinstock published the results of his research that determined that a beneficial immune response results from T. suis being administered to patients to IBD. Please also indicate whether Dr. Weinstock has consented to your use of his research and whether you have entered into any contractual arrangements with Dr. Weinstock to use data derived from his research in the development of CNDO-201.

The disclosure on page 6 under the heading “Third Party Clinical Trials” of the Amended Form 10 has been revised to clarify that Dr. Weinstock was the principal investigator for each of the studies previously identified as being conducted by “Summers et al” and was the senior author of the referenced publications in the American Journal of Gastroenterology. The disclosure in the last sentence of the first paragraph under the heading “Strategic Alliances and Commercial Agreements-Sublicense Agreement with OvaMed GmbH” on page 9 of the Amended Form 10 has also been expanded to clarify that all inventions and related intellectual property rights that arose as a result of Dr. Weinstock’s research relating to CNDO-201 while he was employed by the University of Iowa are the subject of the license by University of Iowa Research Foundation to OvaMed and the Company’s sublicense agreement with OvaMed (Exhibit 10.10).

6.	We note that the four paragraphs under the heading “Background”

Jeffrey P. Riedler

August 23, 2011

on pages five and six include numerous statements and conclusions without citing a source or providing an independent basis for the disclosed information. For example, we note the following:

•	Statements concerning the incidence of IBD in the developed and non-developed world and in persons from different socioeconomic strata;

•	Statements with respect to the prevalence of helminthes in certain climates and populations;

•	Statements as to the incidence of IBD over the past several decades; and

•	Statements as to the impact of exposure to helminth population.

Please revise your disclosure to provide a source or independent basis for each of the statements made. In particular, where you refer to data, findings, or conclusions, please provide the source for this information. If you are unable to cite a source for the information you disclose, please remove these statements from your registration statement.

The disclosure has been expanded to provide the source of the data, findings and factual conclusions contained in the statements made in the “Background” section on pages 5 and 6 and throughout the Amended Form 10.

Third Party Clinical Trials, page 6

7.	Please revise your disclosure to indicate whether any significant adverse events were observed or reported in each of the third party clinical trials you discuss on page 6 of the registration statement.

The disclosure on page 6 of the Amended Form 10 has been expanded to include information regarding the incidence of significant adverse events, if any, for each of the third party clinical trials referenced in the Amended Form 10.

8.

Please revise your disclosure to indicate whether and when Professor Lowdell published the results of his preclinical studies and research with regard to NK Cells and AML. Please also indicate whether Professor Lowdell has consented to your use of his preclinical research and results and indicate whether you have entered into any contractual arrangements with Professor Lowdell

Jeffrey P. Riedler

August 23, 2011

relating to the use of data derived from his research in the development of CNDO-109.

The disclosure on page 8 has been revised to include the date and place of publication of the referenced study results, as well as to clarify that all inventions and related intellectual property that arose from Dr. Lowdell’s research are the property of University College London Business PLC (“UCL”), his employer at the time of performance, and that the Company’s rights thereto derive from the Company’s license agreement with UCL (Exhibits 10.12 and 10.14). The disclosure under the heading “License Agreement with UCL Business PLC on page 10 has been expanded to state that the Company is party to consulting agreements with Dr. Mark Lowdell and UCL Consultants Limited (a wholly-owned subsidiary of UCLB) that provide for Dr. Lowdell to provide various services in connection with the Company’s CNDO-109 program. These consulting agreements have been filed as Exhibit 10.28 to the Amended Form 10.

9.	Please revise your disclosure to indicate whether any significant adverse events were observed or reported in the pre-clinical studies conducted by Professor Lowdell in relation the use of NK Cells as cancer treatment.

The disclosure in the fifth paragraph under “Background” on page 8 of the Amended Form 10 has been revised to clarify that the referenced pre-clinical study was an in vitro study for which there can be no adverse events.

Completed Clinical Trial, page 8

10.	Please identify the party that conducted the “Phase 1 clinical trial of CNDO-109 activated haploidentical NK cells conducted in the United Kingdom” that you cite at the bottom of page 8.

The disclosure in the first sentence under the heading “Completed Clinical Trial” on page 8 of the Amended Form 10 has been revised to identify the party that conducted the referenced trial.

Manufacturing, page 9

11.	Please include in your disclosure all material terms of the service agreement you have entered into with BioReliance. In addition, please file this agreement as an exhibit to your registration statement or provide a legal analysis as to why you are not required to file it as an exhibit.

Jeffrey P. Riedler

August 23, 2011

The disclosure under “Manufacturing” has been expanded to clarify that the service agreements with PCT and BioReliance are general framework agreements and, as such, do not contain material terms. Rather, such terms will be established in the future in connection with particular projects. The BioReliance Agreement has been filed as Exhibit 10.27 to the Amended Form 10.

12.	Please revise your disclosure to indicate in the discussion of your license agreement with OvaMed that you are obligated to pay a royalty of 4% on net sales of CNDO-201 as disclosed on page F-28 of your registration statement. With regard to your license agreement with UCL, please provide the range of potential royalties that you will have to pay based on net sales of CNDO-109. In addition, for both of these license agreements, please identify the percentage range of consideration received from sublicensees that you will be obligated to pay OvaMed and UCL. Please limit your disclosed royalties to a ten percent range (e.g. “single-digits,” “teens,” “twenties”).

The disclosure in the second paragraph under “Sublicense Agreement with OvaMed GmbH” on page 9 of the Amended Form 10 has been expanded to disclose the royalty and percentage range of sublicense consideration payable to OvaMed. The second paragraph under “License Agreement with UCL Business PLC” on page 10 has been revised to disclose the royalty range and percentage range of sublicense consideration payable to UCLB.

Item 1A. Risk Factors, page 17

General

13.	Please include a risk factor describing the material risks to your shareholders presented by the anti-takeover provisions that are present in your certificate of incorporation and your by-laws, as well as by the restrictions imposed on you by Section 203 of the Delaware General Corporation Law, and how these provisions may prevent you from entering into a merger or business combination that might benefit your stockholders.

A new risk factor entitled “Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our common stock” has been added on page 28 of the Amended Form 10.

“Because we in-licensed our product candidates from third parties, any dispute with or non¬performance by us or by our licensors . . .,” page 17

Jeffrey P. Riedler

August 23, 2011

14.	Please provide a general description of OvaMed’s material obligations under its license agreement with the University of Iowa Research Foundation and confirm whether there has been any conflict, dispute, disagreement, or issue of non-performance under the agreement.

The first paragraph under the referenced risk factor on page 17 has been revised to describe generally OvaMed’s material obligations under the UIRF license agreement and to note a prior overdue payment obligation under that agreement that was satisfied upon the Company’s acquisition of this asset from Asphelia.

“We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required . . .,” page 20

15.	Please include in your Business section a similar discussion as to how you intend to utilize contract research organizations to conduct clinical trials.

The disclosure on page 15 of the Amended Form 10 has been expanded to include disclosure regarding the Company’s intention to utilize contract research organizations to conduct clinical trials.

“We may experience delays in the commencement of our clinical trials or in the receipt of data from third parties...,” page 19

16.	Please identify the third party sources you intend to rely upon for preclinical, clinical and quality data to support your IND submission. Please also discuss the availability of this data and any factors that may impact your access to this data for inclusion in your IND submission.

The disclosure in the second paragraph of the referenced risk factor on page 19 of the Amended Form 10 has been expanded to identify the third party sources upon which the Company will rely and the factors that may impact the Company’s access to such data.

“We rely completely on OvaMed and other third parties to manufacture our preclinical and clinical pharmaceutical supplies . . ,” page 21

17.	Please note in this risk factor the extent to which you are also reliant on ProgenitorTM Cell Therapy, LLC and BioReliance for your supply of CNDO-109.

Jeffrey P. Riedler

August 23, 2011

The disclosure in the first paragraph of the referenced risk factor on page 21 of the Amended Form 10 has been expanded to reflect the Company’s reliance on PCT and BioReliance for its supplies of CNDO-109.

“If we fail to attract and retain key management and clinical development personnel...,” page 22

18.	To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

The Company has not experienced problems attracting and retaining highly qualified personnel in the recent past and, accordingly, the risk factor referenced in the Staff’s Letter has not been revised.

“We are a development stage company with a history of operating losses that are expected to continue . . .,” page 25

19.	Please include in this risk factor the operating loss you have experienced in each of the last three fiscal years.

This risk factor has been expanded to include the Company’s operating losses for the years ended December 31, 2008, 2009 and 2010.

“We will need substantial additional funding and may be unable to raise capital when needed . . .,” page 25

20.	Please include in this risk factor your research and development expenses for each of the last three fiscal years.

This risk factor has been expanded to include the Company’s research and development expenses for the years ended December 31, 2008, 2009 and 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Use of Estimates, page 30

R&D Expenses, page 33

21.	You disclose research and development expense from inception to date by project. Please expand this disclosure to quantify research

Jeffrey P. Riedler

August 23, 2011

and development expense by project for each period presented in the financial statements.

The disclosure in the last paragraph under the heading “R&D Expenses” on page 33 of the Amended Form 10 has been expanded to provide research and development expenses incurred in connection with CNDO-201 and CNDO-109 by project for each of the three years ended December 31, 2010 and the six months ended June 30, 2010 and 2011.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

22.	In footnote 11 to your table, please state the name(s) of the individual(s) who has voting or dispositive power over the shares held by Manchester Securities Corp.

The identity of the individual with voting and dispositive control of the shares held by Manchester Securities Corp. has been added to footnote 11 to the beneficial ownership table on page 41 of the Amended Form 10.

Item 6. Executive Compensation, page 45 Non-Executive Director Compensation, page 56

23.	We note that the aggregate fair value for the options awarded to Dr. Harvey, Mr. Lobell, and Dr. Rosenwald, appear to $1.56 while the aggregate fair value of the options awarded to Dr. Rowinsky appears to be $1.77. Please explain why the options awarded to the directors have different valuations and confirm that the amounts reflected in your non-executive director compensation table present the aggregate grant date fair value of the options awarded.

Dr. Harvey, Mr. Lobell and Dr. Rosenwald serve only on the board of directors of the Company, whereas Dr. Rowinsky serves on the board of directors and also provides consulting services to the Company. Options granted to Dr. Rowinsky for his consulting services were treated an non-employee options where the fair value was determined using a longer expected option term than employee options, which resulted in a higher grant date fair value than the director options. The Company confirms that the amounts reflected in the non-executive director compensation table present the aggregate grant date fair value of the options awarded.

Financial Statements

Jeffrey P. Riedler

August 23, 2011

Note 14. Stock-Based Compensation, page F-23

24.	Please disclose the vesting period of the options granted as required by ASC 718-10-50- 2. Confirm if the options granted to non-employees in 2010 were granted to directors. If the options were granted to directors tell us why you re-measure compensation expense each period. Reference the supporting authoritative literature.

Options granted to non-employees in 2010 do not include directors with the exception of options granted to Dr. Rowinsky related to his consulting services to the Company (see our response to Comment #23). Options granted to directors for their service on the board are accounted for as employee options, where the fair value is determined at the grant date and the expense is recognized over the requisite service period. These options vest in three equal annual installments commencing on the grant date. Note 14 on page F-24 of the Amended Form 10 has been expanded to include the vesting period of the options.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or David Levine at (212) 407-4923.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner